BHP Billiton Limited

Interim Report

for the half year ended 31 December 2001

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: 1-3 Strand London WC2N 5HA United Kingdom Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia

CONTENTS

Page
DUAL LISTED COMPANIES MERGER	1
REVIEW OF OPERATIONS	1
DIRECTORS' REPORT	6
CONDENSED FINANCIAL STATEMENTS Condensed Statement of Financial Performance Condensed Statement of Financial Position Condensed Statement of Cash Flows Notes to the Financial Statements	8 9 10 11
DIRECTORS' DECLARATION	33
INDEPENDENT REVIEW REPORT	34

Notes to the financial statements
1.	Basis of preparation of half year financial statements	11
2.	Significant items	11
3.	Revenue from ordinary activities	12
4.	Expenses from ordinary activities, excluding depreciation, amortisation and borrowing costs	12
5.	Depreciation and amortisation	12
6.	Borrowing costs	13
7.	Income tax	14
8.	Segment results	15
9.	Dividends	17
10.	Earnings per share	17
11.	Investments accounted for using the equity method	18
12.	Exploration, evaluation and development expenditure capitalised	19
13.	Contributed equity - BHP Billiton Limited	20
14.	Called up share capital - BHP Billiton Plc	24
15.	Retained profits	25
16.	Total equity	26
17.	Notes to the statement of cash flows	26
18.	Contingent liabilities and contingent assets	27
19.	Reconciliation to US generally accepted accounting principles (GAAP)	28
20.	Significant events after end of half year	32

All amounts are expressed in Australian dollars unless otherwise stated.

BHP BILLITON

The Directors present their report together with the consolidated financial statements for the half year ended

31 December 2001 and the auditors' review report thereon.

DUAL LISTED COMPANIES MERGER

On 29 June 2001, BHP Limited and Billiton Plc completed the formation of a Dual Listed Companies structure, or DLC. To effect the DLC, BHP Limited and Billiton Plc entered into certain contractual arrangements which are designed to place the shareholders of both companies in substantially the same position as if they held shares in a single enterprise which owns all of the assets and is subject to all of the liabilities of both companies. Coincident with the formation of the DLC, BHP Limited changed its name to BHP Billiton Limited and Billiton Plc changed its name to BHP Billiton Plc.

Under the DLC merger, BHP Billiton Limited and BHP Billiton Plc each continue as separate public companies retaining their existing separate stock exchange listings, including the primary listings on the Australian and London stock exchanges, the secondary listings of BHP Billiton Plc on the Johannesburg and Paris stock exchanges, and an American Depositary Receipt listing of BHP Billiton Limited on the New York Stock Exchange.

BHP Billiton Limited and BHP Billiton Plc have identical boards and are run by a unified management team, with headquarters in Melbourne, Australia, and with a significant corporate management centre in London. Shareholders in BHP Billiton Limited and BHP Billiton Plc have equivalent economic and voting rights in both groups, as if they held shares in a single company.

A full description of the DLC merger (including management, equalisation of economic and voting rights, dividends, voting, matching actions, cross guarantees, takeover provisions and the bonus issue) is provided in the "BHP Billiton Limited Annual Report 2001 - Description of Business and Financial Statements" commencing on page 100.

Accounting and Reporting on the DLC Merger

In accordance with Australian Securities and Investments Commission ("ASIC") Practice Note 71 "Financial Reporting by Australian Entities in Dual-Listed Company Arrangements", this interim financial report discloses the combined financial results of the BHP Billiton Group as well as the consolidated financial results of the BHP Billiton Limited Group.

References throughout this document are as follows:

  BHP Billiton and BHP Billiton Group refers to the combined entity including both BHP Billiton Limited and its subsidiary companies and BHP Billiton Plc and its subsidiary companies;

  BHP Billiton Limited Group refers to BHP Billiton Limited and its subsidiary companies; and

  BHP Billiton Plc Group refers to BHP Billiton Plc and its subsidiary companies.

Australian regulatory requirements do not allow the combination of the results of the BHP Billiton Limited Group with those of the BHP Billiton Plc Group for periods prior to consummation of the DLC merger on 29 June 2001. Consequently, no comparative financial information is presented for the BHP Billiton Group prior to that date.

REVIEW OF OPERATIONS

Financial Results

BHP Billiton Group

The profit after tax attributable to BHP Billiton shareholders for the half year ended 31 December 2001 was $2,293 million (US$1,177 million). Earnings per share were 38.1 cents (19.5 US cents). There were no significant items in the half year ended 31 December 2001.

BHP Billiton's financial results for the half year ended 31 December 2001 demonstrate the substantial benefits of commodity and market diversification that characterise the merged Group.

The financial results for the half year are a pleasing outcome in a market environment where depressed prices for copper, oil, nickel, chrome, steel products and aluminium were apparent.

For many companies in the natural resources sector, this alignment of weaker commodity prices would present a major threat to both earnings and the ability to fund future growth. In BHP Billiton's case, stronger price performances in Carbon Steel Materials (iron ore and metallurgical coal), Energy Coal and natural gas have partially offset the adverse impact of price declines elsewhere. Furthermore, our operating base in countries with depreciating currencies, notably the South African rand and Australian dollar benefited our result substantially. In addition, BHP Billiton has had the flexibility in adverse market conditions to temporarily reduce copper output.

Revenue

Sales revenue for the half year ended 31 December 2001 was $15,730 million (US$8,067 million). This mainly reflects the effect of lower prices for crude oil, stainless steel materials, base metals, aluminium, alumina, diamonds and steel products. These factors were partly offset by the higher prices for metallurgical coal, energy coal, iron ore and gas, and the inclusion of a full half year's results of Rio Algom, the energy coal operations in Colombia, the additional 29% interest in the EkatiTM diamond mine (Canada) and the additional 56% interest in Worsley alumina refinery (Australia).

EBIT

Earnings before interest and tax (EBIT) were $3,807 million (US$1,955 million). This result includes the unfavourable effect of a significant decline in commodity sales prices, increased exploration activity, and inflation on operating costs, partly offset by the favourable effect of profits from new and acquired operations, exchange rates on operating costs and borrowings, price linked costs, and profits from asset sales.

The significant decline in commodity sales prices related to crude oil, nickel, chrome, copper, aluminium, alumina, diamonds, silver and zinc. This impact was partly offset by higher energy coal, metallurgical coal, iron ore and gas prices.

Exploration charged to profit was $337 million (US$172 million) which includes the write-off of La Granja copper exploration activities (Peru), and petroleum exploration activities in the Gulf of Mexico.

New and acquired operations that contributed to the current period result included increased ownership interests in the Worsley alumina refinery, a full six months contribution from Carbones del Cerrejon and Cerrejon Zona Norte Coal (Colombia), the fully commissioned Mozal aluminium smelter (Mozambique), a full six months contribution from Rio Algom base metals businesses, the acquisition of an additional 29% interest in the EkatiTM diamond business, commencement of production of petroleum products from Typhoon (America), Zamzama (Pakistan) and Keith (North Sea), and improved operating performance at BoodarieTM Iron (Western Australia). These factors were partially offset by a downturn in the Metals Distribution (US) business.

Lower price linked costs for London Metals Exchange (LME) listed commodities together with lower royalties and taxes for petroleum products resulted in cost reductions totalling approximately $245 million (US$125 million). Costs increased during the period due to operational issues at energy coal operations (New Mexico) and metallurgical coal operations (Australia) together with higher business development costs at Petroleum, partly offset by transport costs savings at Iron Ore operations (Western Australia).

Foreign currency fluctuations had a favourable effect on EBIT mainly due to the impact of lower Rand/US$ and A$/US$ exchange rates on related operating costs, including translation of provision balances, partly offset by increased losses on legacy A$/US$ currency hedging. Exchange gains on interest bearing liabilities were approximately $475 million (US$242 million), primarily arising on the period end translation of Rand denominated debt of companies which account in US dollars as their functional currency. The Rand depreciated by 32% during the current period.

Profits from asset sales were approximately $110 million (US$55 million) mainly due to the profit on sale of PT Arutmin Energy Coal operations in Indonesia.

Depreciation and Amortisation

The depreciation and amortisation charge for the half year ended 31 December 2001 was $1,724 million (US$884 million). This included the impact of the commissioning of Cerro Matoso Line 2 (Stainless Steel Materials), the additional 29% interest acquired in EkatiTM (Exploration Technology and New Business) and the additional 56% interest in the Worsley alumina refinery (Aluminium) and increased production across various petroleum businesses. These factors were partly offset by reduced depreciation charges from ceased, sold and discontinuing operations, including the effect on depreciation of the write-off in the year ended 30 June 2001 of Ok Tedi.

Borrowing Costs

Borrowing costs for the half year ended 31 December 2001 were $503 million (US$259 million). This includes the benefit of lower market interest rates, partly offset by additional interest on higher net borrowing levels.

Tax Expense

The tax charge for the half year ended 31 December 2001 of $967 million (US$497 million) represents an effective tax rate of 29.3%. This is lower than the nominal Australian tax rate of 30% primarily due to non-tax effected foreign exchange gains and other functional currency translation adjustments, and recognition of prior year tax losses. These factors were partly offset by non-tax effected operating losses and exploration expenditure, non-deductible accounting depreciation and amortisation, and secondary taxes on dividends paid and payable by South African entities.

Outside equity interests

Outside equity interests' share of net profit for the half year ended 31 December 2001 was $44 million (US$22 million).

Comparison to results under UK GAAP

To comply with UK regulatory requirements, the BHP Billiton Group has also produced an Interim Report for BHP Billiton Plc. The BHP Billiton Plc Interim Report complies with UK GAAP and reports the 2001 financial year and the corresponding period on a combined BHP Billiton Group basis. It includes financial statements (and certain notes to financial statements) presented in US dollars. The BHP Billiton Plc Interim Report can be viewed on the BHP Billiton web site (www.bhpbilliton.com).

As a consequence of the DLC merger, the BHP Billiton Limited Group and the BHP Billiton Plc Group have aligned accounting policies, as far as is possible, to minimise differences and simplify determination and reporting of the combined results. The item where alignment is not possible in terms of UK and Australian GAAP and which impacts the half year ended 31 December 2001 is described below:

Under UK GAAP, until 30 June 1998 goodwill arising upon acquisition was written off directly against equity. Subsequently and currently under UK GAAP, goodwill is to be retained as an asset and amortised. This current treatment is consistent with that required under Australian GAAP. As of 30 June 1998, the BHP Billiton Plc Group had written off a gross amount of goodwill of US$704 million directly against equity. For Australian GAAP reporting on a combined basis, this goodwill is reinstated on the statement of financial position as an intangible asset, with a corresponding credit to equity. The net balance at 31 December 2001 (after amortisation) is $962 million (US$492 million) and the impact on the Australian GAAP statement of financial performance is a charge to profit of $41 million (US$21 million)(no tax effect) for the half year ended 31 December 2001. Thus, the attributable profit of the combined BHP Billiton Group of $2,334 million (US$1,198 million) under UK GAAP compares to that recorded by the combined BHP Billiton Group of $2,293 million (US$ 1,177 million) for the same period under Australian GAAP.

Dividends

During the half year ended 31 December 2001, a dividend of 6.5 US cents per fully paid ordinary share was declared and paid by BHP Billiton Limited and BHP Billiton Plc. The dividend was paid on 5 December 2001. The BHP Billiton Limited dividend was fully franked for Australian taxation purposes.

The corresponding period included a dividend of 12.1 Australian cents (adjusted for bonus issue) per fully paid ordinary share paid to BHP Billiton Limited shareholders and a dividend of 4.0 US cents per fully paid ordinary share paid to BHP Billiton Plc shareholders.

Dividends are determined in US dollars. BHP Billiton Limited dividends are paid in Australian dollars and BHP Billiton Plc dividends are paid in pounds sterling. For the December 2001 dividend, conversion from US currency was at exchange rates applicable on 5 November 2001. BHP Billiton Limited shareholders received 12.8 Australian cents per fully paid ordinary share and BHP Billiton Plc shareholders received 4.46 pence per fully paid ordinary share.

BHP Billiton's final dividend for the year ending 30 June 2002 is intended to be declared at the announcement of the third quarter results on 1 May 2002. The dividend will be paid to shareholders in July 2002.

Financial Ratios

At 31 December 2001 BHP Billiton's gearing ratio was 37.8% compared to 39.3% at 30 June 2001.

Based on earnings before interest and tax (EBIT), interest cover for the half year was 7.2 times. Based on earnings before interest, tax and depreciation (EBITDA), interest cover for the half year was 10.4 times.

Profit from ordinary activities before tax as a percentage of revenue was 19.2% for the half year ended 31 December 2001.

Net profit as a percentage of equity was 18.6% for the half year ended 31 December 2001.

BHP Billiton Limited Group

The profit after tax attributable to BHP Billiton Limited Group shareholders for the half year ended 31 December 2001 was $1,435 million, an increase of 1% or $8 million compared to the corresponding period. Earnings per share were 38.7 cents, consistent with the corresponding period. There were no significant items included in the half year ended 31 December 2001 or the corresponding period.

Revenue

Sales revenue for the half year ended 31 December 2001 was $9,698 million a decrease of 8% or $808 million compared to the corresponding period. This mainly reflects the effect of lower commodity sales prices compared to the corresponding period and the inclusion of sales revenue from OneSteel Limited in the corresponding period, partly offset by the inclusion of an additional 29% interest in the EkatiTM diamond mine (Canada). The significant decline in commodity sales prices related to crude oil, copper, diamonds, silver and zinc partly offset by higher energy coal, metallurgical coal, iron ore and gas prices.

EBIT

Earnings before interest and tax (EBIT) were $2,329 million, a decrease of 3% or $60 million compared to the corresponding period. This result includes the unfavourable effect of a significant decline in commodity sales prices, increased exploration activity and increased operating costs, partly offset by the favourable effect of profits from new and acquired operations, exchange rates on operating costs, price linked costs, and profits from asset sales.

Depreciation and Amortisation

The depreciation and amortisation charge for the half year ended 31 December 2001 was $1,114 million, an increase of 5% or $57 million compared to the corresponding period. This included the impact of the additional 29% interest acquired in EkatiTM (Exploration Technology and New Business) and increased production across various petroleum businesses. These factors were partly offset by reduced depreciation charges from ceased, sold and discontinuing operations, including the effect on depreciation of the write-off in the year ended 30 June 2001 of Ok Tedi.

Borrowing Costs

Borrowing costs for the half year ended 31 December 2001 were $238 million, a decrease of 24% or $74 million compared to the corresponding period. This mainly includes the benefit of lower market interest rates.

Tax Expense

The tax charge for the half year ended 31 December 2001 of $630 million represents an effective tax rate of 30.1%. This is higher than the nominal Australian tax rate of 30% primarily due to non-tax effected operating losses and exploration expenditure, non deductible accounting depreciation and amortisation and the tax rate differential on overseas income, partly offset by the recognition of prior year tax losses.

Outside equity interests

Outside equity interests' share of net profit for the half year ended 31 December 2001 was $26 million compared to $29 million in the corresponding period.

Financial Ratios

At 31 December 2001 BHP Billiton Limited Group's gearing ratio was 43.7% compared to 38.3% at 30 June 2001.

Based on earnings before interest and tax (EBIT), interest cover for the half year was 8.7 times compared to 7.6 times in the corresponding period. Based on earnings before interest, tax and depreciation (EBITDA), interest cover for the half year was 12.9 times compared to 10.9 times in the corresponding period.

Profit from ordinary activities before tax as a percentage of revenue was 20.5% for the half year ended 31 December 2001 compared to 19.3% in the corresponding period.

Net profit as a percentage of equity was 24.1% for the half year ended 31 December 2001 compared to 27.4% in the corresponding period.

Balances with BHP Billiton Plc Group

As at 31 December 2001 the BHP Billiton Limited Group's Statement of Financial Position includes the following material intercompany balances with the BHP Billiton Plc Group:

  $1,521 million is included in current receivables representing a loan to the BHP Billiton Plc Group; and

  $631 million is included in investments accounted for using the equity method representing a 58% ownership interest in Billiton Marketing Holdings BV.

Growth

BHP Billiton's commitment to delivering high quality growth projects was demonstrated with the approval of a number of major projects including the Mozal II aluminium expansion in Mozambique, the Mount Arthur North energy coal mine and the Dendrobium metallurgical coal mine, both in New South Wales (Australia), the Bream Gas Pipeline in Bass Strait, Victoria (Australia), the Hillside III aluminium expansion in South Africa and the Mad Dog oil and gas field development in the US. The depth of the inventory of projects under construction, as well as new projects awaiting sanction, is a clear distinguishing feature of the BHP Billiton portfolio.

Merger Integration

Progress has been made on other fronts. The merger integration work has delivered an organisational structure with clear accountabilities and responsibilities, a group wide marketing organisation and an established governance and risk management framework. The process for capturing the US$270 million of merger benefits in financial year 2003 has been established and we are on track to achieving this goal.

While at an early stage of the Group's development, significant progress is being made in addressing the real value propositions from the merger - the sequencing of the deep inventory of high quality growth projects, extracting benefits across the organisation through common business systems, and a rigorous approach to achieving operating cost performance improvements.

A stronger focus on operating performance and cost reduction is taking root in the organisation. Already, an operating excellence programme is being implemented in key businesses, harnessing the ideas and skills of our employees to improve business, safety and community outcomes. Progress in our West Australian iron ore operations in reducing railing and port loading costs over the past year is one example of improvement, and provides a framework for best practices in one area to be transferred across the organisation.

Additional highlights for the period include a credit rating upgrade by Standard & Poors to A/A-1. Also BHP Billiton made its first post merger approach to the debt market for a US$2.5 billion syndicated multi-currency revolving credit facility and then a A$1 billion corporate debt security issue. Both transactions were very successful and contribute to diversifying our debt portfolio as well as improving our cost of funds.

The Customer Sector Groups have developed strategic plans and we expect to announce the BHP Billiton strategic framework to the investment market shortly.

Portfolio Management

From a portfolio management perspective, we have made significant progress in aligning the combined asset portfolio, including the sell down or divestiture of a number of assets, which are detailed in this report. As recently announced, we have also finalised our responsible exit from the Ok Tedi copper mine in Papua New Guinea, in the process establishing a programme fund to support the future social and economic development of the people of Papua New Guinea and, in particular the Western Province. We also announced the sale of our interest in the PT Arutmin Indonesian coal operations.

The public listing of BHP Steel remains on track. We expect to make an announcement to the market by May 2002 that includes the release of scheme documents, a prospectus and details on the sales facility. Shareholder approvals will be sought by means of Extraordinary Shareholder Meetings in Australia and the United Kingdom, and subject to such approvals, the public listing should be completed around the middle of the year.

Business Outlook

In calendar 2001, the global economy experienced the sharpest annual contraction in industrial production since 1975. Production across member countries of the Organisation for Economic Co-Operation and Development (OECD) is estimated to have declined by over 5% in the year to October 2001 as companies reduced production and pared back inventories in the face of falling demand. Growth across the major Asian economies also slowed with only China, South Korea, Indonesia and Thailand managing to avoid a recession. The events of 11 September 2001 only reinforced the downward momentum already evident in major markets. As yet, there is little evidence of a recovery in the major economies. Though demand and prices remain strong for some of our products and in certain markets, others are experiencing challenging conditions. While we are confident of the medium term outlook, the current half year will continue to be difficult. Our robust cash flows and diversified income stream leave us well placed in this downturn and in a strong position to take advantage of the recovery when it comes.

Significant Events After End of Half Year

No matter or circumstance has arisen since the end of the half year that significantly affected or may significantly affect the operations, the results of operations or state of affairs of the Company in subsequent financial periods, other than the following:

  On 8 February 2002, BHP Billiton announced it has completed its withdrawal from the Ok Tedi copper mine (Papua New Guinea). BHP Billiton transferred its 52% interest to an independent Program Company that will operate for the benefit of the people of Papua New Guinea. A series of legal releases, indemnities and warranties have been established which will protect BHP Billiton from certain legal liabilities for the period after its exit.

BHP Billiton will provide financial support to the Program Company by way of a fully repayable, interest free facility of up to US$100 million for a period of three years (until it has built up its own funds) with repayment arrangements if these are used and, in the event of an Ok Tedi Mining Ltd request in a drought situation, agreement to pre-purchase copper concentrate up to an agreed level.

  On 15 February 2002, BHP Billiton Limited announced the Australian High Court allowed by consent its appeal against the majority decision of the Full Federal Court, which was handed down in favour of the Australian Tax Office on 18 October 2000.

The dispute concerned the deductibility of amounts paid to the General Electric Company in connection with BHP Billiton Limited's acquisition of the Utah Group in the early 1980s, and the validity of a related assessment.

As a result of the High Court order, an amount of A$166 million (US$85 million) will be refunded to BHP Billiton Limited, together with associated interest and penalties (which are expected to be insignificant) in respect of the overall matter. This amount had previously been paid by BHP Billiton Limited and recorded as a non-current asset, pending resolution of the dispute. The amount has been reclassified as a current asset at 31 December 2001.

DIRECTORS' REPORT

Board of Directors

The Directors of the Company in office during or since the end of the half year are:

B C ALBERTS - a Director since January 2000;

P M ANDERSON - Chief Executive Officer and Managing Director since December 1998;

D R ARGUS -- Chairman since April 1999;

D C BRINK - a Director since June 2001;

M A CHANEY - a Director since May 1995;

J C CONDE - a Director since March 1995;

D A CRAWFORD - a Director since May 1994;

B P GILBERTSON - Executive Director since June 2001;

C W GOODYEAR - Executive Director since November 2001;

C A HERKSTRÖTER - a Director since June 2001;

J B JACKSON - a Director since June 2001;

D A JENKINS - a Director since March 2000;

D L KEYS - a Director since June 2001;

R J McNEILLY - Executive Director since July 1991, retired effective October 2001;

J T RALPH - a Director since November 1997;

LORD RENWICK OF CLIFTON - a Director since June 2001;

B D ROMERIL - a Director since June 2001; and

J M SCHUBERT - a Director since June 2000.

Review of operations

Refer pages 1 - 5.

Rounding of amounts

The Company is a company of a kind referred to in Class Order No. 98/0100 dated 10 July 1998 issued by the Australian Securities and Investments Commission. Amounts in this report, unless otherwise indicated, have been rounded in accordance with that Class Order to the nearest million dollars.

Signed in accordance with a resolution of the Board.

D R Argus

Chairman

Dated in Melbourne this 6th day of March 2002

Condensed Financial Statements

for the half year ended 31 December 2001

CONDENSED STATEMENT OF FINANCIAL PERFORMANCE

for the half year ended

		BHP Billiton Group		BHP Billiton Ltd Group
	Notes	31 Dec 2001	31 Dec 2001	31 Dec 2001	31 Dec 2000
		A$M	US$M	A$M	A$M
Revenue from ordinary activities
Sales revenue	3	15 730	8 067	9 698	10 506
Other revenue	3	1 474	758	484	270
		17 204	8 825	10 182	10 776
Deduct
Expenses from ordinary activities, excluding depreciation, amortisation and borrowing costs	4	11 965	6136	6 783	7 308
Depreciation and amortisation	5	1 724	884	1 114	1 057
Borrowing costs	6	503	259	238	312
		3 012	1 546	2 047	2 099
Share of net profit/(loss) of associated entities accounted for using the equity method	11	292	150	44	(22)
Profit from ordinary activities before income tax expense		3 304	1 696	2 091	2 077

Deduct Income tax expense attributable to ordinary activities	7	967	497	630	621
et profit		2 337	1 199	1 461	1 456

Deduct
Outside equity interests in net profit		44	22	26	29
Net profit attributable to members of BHP Billiton .		2 293	1 177	1 435	1 427
Net exchange fluctuations on translation of foreign currency net assets and foreign currency interest bearing liabilities net of tax		(242)	26	(66)	248
Total direct adjustments to equity attributable to members of BHP Billiton		(242)	26	(66)	248
Total changes in equity other than those resulting from transactions with owners	16	2 051	1 203	1 369	1 675
Basic earnings per ordinary share (cents per share) (a)	10	38.1	19.5	38.7	38.7
Diluted earnings per ordinary share (cents per share) (a)	10	38.0	19.5	38.6	38.6

The accompanying notes form part of these financial statements.

(a) Comparative data has been adjusted to take into account the bonus issue of shares effective 29 June 2001 (Refer note 13) and the application of revised accounting standard AASB1027 "Earnings per share".

CONDENSED STATEMENT OF FINANCIAL POSITION

as at

		BHP Billiton Group				BHP Billiton Ltd Group
	Notes	31 Dec 2001	30 June 2001	31 Dec 2001	30 June 2001	31 Dec 2001	30 June 2001	31 Dec 2000
		A$M	A$M	US$M	US$M	A$M	A$M	A$M
Current assets
Cash assets	17	1 293	2 542	661	1 285	792	1 183	749
Receivables		4 004	4 445	2 048	2 246	4 090	2 615	2 498
Other financial assets		342	424	175	214	139	163	3
Inventories		3 032	3 329	1 550	1 682	1 628	1 621	1 768
Other assets		303	257	155	130	260	219	263
Total current assets		8 974	10 997	4 589	5 557	6 909	5 801	5 281
Non-current assets
Receivables		1 293	766	661	387	327	228	194
Investments accounted for using the equity method	11	2 917	2 445	1 492	1 236	1 143	498	1 130
Other financial assets		987	1 088	505	550	185	257	303
Inventories		150	211	77	107	134	146	135
Property, plant and equipment		32 877	33 669	16 813	17 011	17 298	17 520	16 240
Exploration, evaluation and development expenditure	12	3 560	3 220	1 820	1 628	2 921	2 494	2 306
Intangible assets		1 047	1 203	536	608	1	2	2
Deferred tax assets		826	1 155	422	584	668	906	988
Other assets		1 401	1 349	717	682	1 368	1 335	870
Total non-current assets		45 058	45 106	23 043	22 793	24 045	23 386	22 168
Total assets		54 032	56 103	27 632	28 350	30 954	29 187	27 449

Current liabilities
Payables		3 685	4 510	1 885	2 279	2 413	2 813	2 444
Interest bearing liabilities		2 380	3 567	1 217	1 803	614	973	882
Tax liabilities		527	593	270	300	130	217	191
Other provisions		1 001	2 069	512	1 046	964	1 608	980
Total current liabilities		7 593	10 739	3 884	5 428	4 121	5 611	4 497
Non-current liabilities
Payables		257	283	131	143	26	34	36
Interest bearing liabilities		13 310	12 905	6 807	6 523	8 963	6 257	6 331
Deferred tax liabilities		2 649	2 950	1 355	1 491	1 859	1 844	1 826
Other provisions		4 815	5 012	2 462	2 533	3 947	4 193	3 680
Total non-current liabilities		21 031	21 150	10 755	10 690	14 795	12 328	11 873
Total liabilities		28 624	31 889	14 639	16 118	18 916	17 939	16 370
Net assets		25 408	24 214	12 993	12 232	12 038	11 248	11 079
Equity
Contributed equity - BHP Billiton Limited	13	6 063	6 013	3 065	3 039	6 063	6 013	5 919
Called up share capital - BHP Billiton Plc	14	3 467	3 467	1 752	1 752
Reserves		655	1 061	479	531	831	1 061	675
Retained profits	15	14 573	12 911	7 369	6 525	5 026	3 930	3 814
		24 758	23 452	12 665	11 847	11 920	11 004	10 408
Equity attributable to outside equity interests		650	762	328	385	118	244	671
Total equity		25 408	24 214	12 993	12 232	12 038	11 248	11 079

The accompanying notes form part of these financial statements.

CONDENSED STATEMENT OF CASH FLOWS

For the half year ended

		BHP Billiton Group		BHP Billiton Ltd Group
Notes		31 Dec 2001	31 Dec 2001	31 Dec 2001	31 Dec 2000
		A$M	US$M	A$M	A$M

Cash flows related to operating activities
Receipts from customers		16 397	8 411	10 234	10 700
Payments to suppliers, employees, etc		(12,626)	(6 480)	(7 618)	(7 595)
Dividends received		134	69	29	33
Interest received		92	47	45	53
Borrowing costs		(582)	(298)	(295)	(352)
Other		263	134	263	203
Operating cash flows before income tax		3 678	1 883	2 658	3 042
Income tax paid		(780)	(400)	(466)	(217)
Net operating cash flows		2 898	1 483	2 192	2 825

Cash flows related to investing activities
Purchases of plant, property and equipment		(2 108)	(1 080)	(1 609)	(683)
Exploration expenditure		(394)	(202)	(339)	(212)
Purchases of investments		(91)	(47)	(631)	(498)
Purchases of, or increased investments in, controlled entities net of their cash		(77)	(45)	(77)	-
Investing outflows		(2 670)	(1 374)	(2 656)	(1 393)

Proceeds from sale of plant, property and equipment		281	144	70	31
Proceeds from OneSteel spin-out		-	-	-	661
Proceeds from sale or redemption of investments		60	36	23	96
Proceeds from disposal, sale or partial sale of controlled entities and joint venture interests net of their cash		255	130	274	-
Net investing cash flows		(2 074)	(1 064)	(2 289)	(605)

Cash flows related to financing activities
Proceeds from ordinary share issues		58	31	58	49
Loans to BHP Billiton Plc Group		-	-	(1 517)	-
Proceeds from interest bearing liabilities		7 128	3 659	6 127	-
Repayment of interest bearing liabilities		(6 845)	(3 511)	(3 756)	650
Dividends paid		(1 591)	(815)	(930)	(2 255)
Redemption of Employee Share Plan programme loans		(261)	(134)	(261)	-
Purchase of shares under Share Buy Back programme		(37)	(19)	(37)	-
Net financing of controlled entities		-	-	-	(891)
Other		23	11	41	(36)
Net financing cash flows		(1 525)	(778)	(275)	(2 483)

Net decrease in cash and cash equivalents		(701)	(359)	(372)	(263)

Cash and cash equivalents at beginning of half year		1 963	998	1 111	937
Effect of foreign currency exchange rate changes on cash and cash equivalents		(23)	(6)	(1)	7

Cash and cash equivalents at end of half year	17	1 239	633	738	681

The accompanying notes form part of these financial statements.

Notes to the Financial Statements

1 Basis of preparation of half year financial statements

These statements are general purpose half year consolidated financial statements that have been prepared in accordance with the requirements of the Corporations Act, Australian Stock Exchange Listing Rules, Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and Urgent Issues Group Consensus Views, and give a true and fair view of the matters disclosed. These half year financial statements and reports should be read in conjunction with the annual financial statements for the year ended 30 June 2001 and any public announcements made by the BHP Billiton Group and its controlled entities during the half year in accordance with continuous disclosure obligations arising under the Corporations Act and Australian Stock Exchange Listing Rules. The notes to the financial statements do not include all information normally contained within the notes to an annual financial report.

In accordance with Australian Securities and Investments Commission ("ASIC") Practice Note 71 "Financial Reporting by Australian Entities in Dual-Listed Company Arrangements", this interim financial report discloses the combined financial results of the BHP Billiton Group as well as the consolidated financial results of the BHP Billiton Limited Group.

Australian regulatory requirements do not allow the combination of the results of the BHP Billiton Limited Group with those of the BHP Billiton Plc Group for periods prior to consummation of the DLC merger on 29 June 2001. Consequently, no comparative financial information is presented for the BHP Billiton Group prior to that date.

Accounting policies have been consistently applied by all entities in the BHP Billiton Group and are consistent with those of the previous financial year except for:

(a) Application of Revised Accounting Standard

The requirements of the revised accounting standard, AASB 1027 "Earnings Per Share" have been applied to these financial statements. In accordance with the requirements of this revised standard, prior period comparatives have been restated accordingly.

(b) Changes in Accounting Policy

Functional currency

With effect from 1 July 2001, the majority of the BHP Billiton Limited Group's businesses changed to US dollars, the functional currency of the combined BHP Billiton Group. This is consistent with the BHP Billiton Plc Group and is the basis on which the combined BHP Billiton Group manages its businesses and records its transactions. Since the majority of the Group's net assets are now denominated in US dollars, an exchange fluctuation is generated on translation to Australian dollars. The effect of this policy change for the half year ended 31 December 2001 has been a decrease in net profit attributable to members of $10 million (US$5 million).

Asset impairment tests

With effect from 1 July 2001, asset impairment tests for the BHP Billiton Limited Group are completed using risk-adjusted market-based discount rates (weighted average cost of capital). Previously, an asset's estimated recoverable amount was determined using expected net cash flows discounted at an interest rate based on the long term interest bearing liabilities of the BHP Billiton Limited Group. The BHP Billiton Plc Group has adopted the same methodology for completion of asset impairment tests. This policy change had $nil (US$nil) effect on net profit attributable to members for the half year ended 31 December 2001.

(c) Relief on Reporting Requirements

In accordance with ASIC relief order 02/0169, dated 13 February 2002, the BHP Billiton Group has adopted the following reporting disclosures:

  Disclosure of combined financial data of the BHP Billiton Group on the face of the financial statements and throughout the notes to the financial statements, rather than by way of a note to the financial statements.
  Disclosure of combined financial data of the BHP Billiton Group in US dollars in addition to Australian dollars.

2 Significant items

No significant items are included in the results for the half years ended 31 December 2001 or 31 December 2000.

Half Year Ended
BHP Billiton Group		BHP Billiton Ltd Group
31 Dec 2001	31 Dec 2001	31 Dec 2001	31 Dec 2000
A$M	US$M	A$M	A$M

3 Revenue from ordinary activities

Sales revenue
Sale of goods	15 395	7 896	9 363	10 236
Rendering of services	335	171	335	270
Total sales revenue	15 730	8 067	9 698	10 506

Other revenue
Interest revenue	97	51	45	47
Dividend income	35	18	12	5
Proceeds from sale of assets	1 275	655	360	137
Management fees	4	2	4	29
Other revenue	63	32	63	52
Total other revenue	1 474	758	484	270

4 Expenses from ordinary activities, excluding
depreciation, amortisation and borrowing costs

Employee benefits expense	1 958	1 000	1 320	1 287
Raw materials and consumables used	2 589	1 330	1 725	1 927
Changes in inventories of finished goods and work in progress	(240)	(128)	(195)	174
Net book value of assets sold	1 160	599	158	112
Diminution in value of non-current assets	48	25	48	40
Other expenses from ordinary activities	6 540	3 310	3 727	3 768
Total expenses from ordinary activities, excluding depreciation, amortisation and borrowing costs	11 965	6 136	6 783	7 308

5 Depreciation and amortisation

Depreciation relates to
Buildings	128	66	50	57
Plant, machinery and equipment	1 358	696	924	834
Mineral rights	98	50	51	24
Exploration, evaluation and development expenditures carried forward	87	45	87	136
Capitalised leased assets	8	4	2	2
Total depreciation	1 679	861	1 114	1 053
Amortisation (a)(b)	45	23	-	4
Total depreciation and amortisation	1 724	884	1 114	1 057

Half Year Ended
BHP Billiton Group		BHP Billiton Ltd Group
31 Dec 2001	31 Dec 2001	31 Dec 2001	31 Dec 2000
A$M	US$M	A$M	A$M

5 Depreciation and amortisation (continued)

(a) Amortisation relates to goodwill only (not tax-effected)

(b) Profit from ordinary activities restated to exclude amortisation of goodwill

Net profit before outside equity interests	2 337	1 199	1 461	1 456
Amortisation of goodwill	45	23	-	4
Net profit before outside equity interests and amortisation of goodwill	2 382	1 222	1 461	1 460
(Deduct)/add outside equity interests	(44)	(22)	(26)	(29)
Net profit (before amortisation of goodwill) attributable to members of BHP Billiton	2 338	1 200	1 435	1 431

6 Borrowing costs

Borrowing costs paid or due and payable

on borrowings	524	270	265	313
on finance leases	8	4	2	2
Total borrowing costs	532	274	267	315
Deduct amounts capitalised	29	15	29	3
Borrowing costs charged against profit	503	259	238	312

Half Year Ended
BHP Billiton Group		BHP Billiton Ltd Group
31 Dec 2001	31 Dec 2001	31 Dec 2001	31 Dec 2000
A$M	US$M	A$M	A$M

7 Income tax

The prima facie tax on profit from ordinary activities differs from the income tax provided in the accounts and is calculated as follows:
Profit from ordinary activities before income tax	3 304	1 696	2 091	2 077

Tax calculated at 30 cents in the dollar (2000 - 34 cents in the dollar) on profit from ordinary activities before income tax	991	509	627	706
Add/(deduct) tax effect of:
Recognition of prior year tax losses	(117)	(60)	(80)	(173)
Non-tax effected capital gains	(12)	(6)	(12)	-
Amounts over provided in prior years	(6)	(3)	(8)	(19)
Profits from associated entities after tax	(87)	(45)	(13)	7
Non-tax effected operating losses	137	70	2	10
Non-deductible accounting depreciation and amortisation	95	50	21	15
Foreign expenditure not presently deductible	35	18	35	41
South African secondary tax on companies	31	16	-	-
Non-deductible dividend on redeemable preference shares	14	7	12	33
Tax rate differential on overseas income	(24)	(12)	27	9
Foreign exchange gains and other adjustments	(90)	(47)	19	(8)
Income tax expense attributable to ordinary activities	967	497	630	621

Effective tax rate	29.3%	29.3%	30.1%	29.9%

8 Segment results

	BHP Billiton Group
	External Revenue	Intersegment revenue	Depreciation and amortisation	Profit before tax(a)	Gross Segment Assets	Capital expenditure (b)
Industry classification	A$M 2001
Aluminium	2 674	-	224	454	10 871	228
Base Metals	1 300	-	231	96	8 784	741
Carbon Steel Materials	2 807	169	174	1 072	5 919	185
Stainless Steel Materials	718	-	105	(56)	3 585	76
Energy Coal	2 379	-	203	763	4 779	234
Exploration, Technology and New Business	328	3	67	81	1 983	113
Other Activities	1 501	-	14	224	1 418	10
Petroleum	2 805	25	552	1 108	6 603	581
Steel	2 502	277	135	129	4 962	51
Net unallocated interest	94	-	-	(18)	-	-
Group and unallocated items(c)	96	34	19	(549)	5 128	49

BHP Billiton Group	17 204	508	1 724	3 304	54 032	2 268
	US$M 2001

Aluminium	1 371	-	115	233	5 574	117
Base Metals	667	-	118	50	4 496	380
Carbon Steel Materials	1 440	87	89	550	3 028	95
Stainless Steel Materials	368	-	54	(29)	1 838	39
Energy Coal	1 220	-	104	391	2 449	120
Exploration, Technology and New Business	168	2	35	41	1 014	58
Other Activities	771	-	7	115	727	5
Petroleum	1 437	13	283	568	3 371	298
Steel	1 282	142	69	65	2 536	26
Net unallocated interest	49	-	-	(9)	-	-
Group and unallocated items(c)	52	16	10	(279)	2 599	25

BHP Billiton Group	8 825	260	884	1 696	27 632	1 163

8 Segment results (continued)
	BHP Billiton Ltd Group
	External Revenue	Intersegment revenue	Depreciation and amortisation	Profit before tax(a)	Gross Segment Assets	Capital expenditure (b)
Industry classification	A$M 2001

Aluminium	-	-	-	-	-	-
Base Metals	1 027	-	159	180	5 619	595
Carbon Steel Materials	2 347	169	135	960	4 871	170
Stainless Steel Materials	-	-	-	-	-	-
Energy Coal	916	-	53	256	621	135
Exploration, Technology and New Business	328	3	67	111	1 975	113
Other Activities	173	-	-	14	2	4
Petroleum	2 805	25	552	1 108	6 603	581
Steel	2 502	277	135	129	4 962	51
Net unallocated interest	42	-	-	(180)		-
Group and unallocated items(c)	42	34	13	(487)	6 301	39

BHP Billiton Limited Group	10 182	508	1 114	2 091	30 954	1 688
Industry classification	A$M 2000

Aluminium	-	-	-	-	-	-
Base Metals	1 284	-	207	419	5 418	188
Carbon Steel Materials	1 954	161	135	633	5 526	78
Stainless Steel Materials	-	-	-	-	-	-
Energy Coal	569	-	53	103	810	30
Exploration, Technology and New Business	213	3	26	70	811	17
Other Activities	434	-	-	1	354	-
Petroleum	3 204	15	447	1 268	7 746	420
Steel (d)	3 289	312	178	350	5 381	51
Net unallocated interest	39	-	-	(272)	-	-
Group and unallocated items(c)	(210)	18	11	(495)	1 403	39

BHP Billiton Limited Group	10 776	509	1 057	2 077	27 449	823

  Before outside equity interests.
  Excluding capitalised borrowing costs and capitalised exploration.
  Includes consolidation adjustments.
  Includes the OneSteel business, which was spun-out with effect from 31 October 2000.

Half Year Ended
BHP Billiton Group		BHP Billiton Ltd Group
31 Dec 2001	31 Dec 2001	31 Dec 2001	31 Dec 2000
A$M	US$M	A$M	A$M

9 Dividends

Half yearly dividend or equivalent paid to the members of BHP Billiton Limited (a)	466	241	466	446

Half yearly dividend or equivalent paid to the members of BHP Billiton Plc	292	151
	758	392	466	446

(a) The dividend for the December 2001 half year of US$0.065 per share paid on 5 December 2001 was fully franked, (2000 - A$0.121 per share unfranked (adjusted for the bonus issue)). Having regard to the existing franking account balances, provision for income tax and any dividends payable and receivable as recognised in the accounts, the Group has a deficit in the franking account of A$354 million at 30 cents in the dollar at 31 December 2001. This deficit arises due to the payment of fully franked dividends. Due to tax payments in the next six months, it is anticipated that the franking account will be in a surplus as at 30 June 2002. The current outlook is that dividends payable in the next twelve months will be fully franked.

10 Earnings per share

	Half Year Ended
	BHP Billiton Group		BHP Billiton Ltd Group
	31 Dec 2001 A$	31 Dec 2001 US$	31 Dec 2001 A$	31 Dec 2000(a) A$

Basic earnings per ordinary share (cents) (b) (c)	38.1	19.5	38.7	38.7

Diluted earnings per ordinary share (cents) (b)	38.0	19.5	38.6	38.6

Weighted average number of fully paid ordinary
shares (Millions)

- basic earnings per ordinary share	6 024	6 024	3 704	3 683
- diluted earnings per ordinary share (d) (e)	6 040	6 040	3 718	3 699

(a)    Comparative data has been restated to take into account the bonus share issue effective 29 June 2001. Refer note 13.

(b) Based on net profit attributable to members of BHP Billiton.

(c)	Basic earning per American Depositary Share (ADS) (cents). For the periods indicated, each ADS represents two ordinary shares.	76.2	39.0	77.4	77.4

(d)    The weighted average diluted number of ordinary shares has been adjusted for the effect of Employee Share Plan options and Executive Share Scheme partly paid shares to the extent they were dilutive at balance date. Refer note 13 for details of shares issued under these plans.

(e)    Performance rights are excluded and would only be included where an issue of shares is expected to occur.

  Investments in associated entities

Major shareholdings in associated entities	Principal activities	Reporting date	Ownership interest (a)				Carrying value of investment
			At associate's reporting date		At BHP Billiton's reporting date
			2001	2000	31 Dec 2001	30 June 2001	31 Dec 2001	31 Dec 2001	30 June 2001	30 June 2001	31 Dec 2000
			%	%	%	%	A$M	US$M	A$M	US$M	A$M

Samarco Mineracao S.A.	Iron ore mining	31 Dec	50	50	50	50	495	253	498	252	426
Orinoco Iron C.A.	HBI production	30 Sept	50	50	50	50	-	-	-	-	277
QCT Resources Limited	Coal Mining	30 June	-	50	-	-	-	-	-	-	427
South Blackwater	Coal Mining	30 June	-	-	50	-	17	9	-	-	-
Billiton Marketing Holdings BV (b)	Marketing	30 June	-	-	58	-	631	323	-	-	-
BHP Billiton Ltd Group Total							1 143	585	498	252	1 130

Minera Antamina S.A.	Copper and Zinc Mining	30 June	34	34	34	34	651	333	671	339
Carbones del Cerrejon S.A.	Coal Mining	31 Dec	33	33	33	33	329	168	350	177
Cerrejon Zona Norte S.A.	Coal Mining	31 Dec	17	17	17	17	209	107	172	87
Highland Valley Copper	Copper Mining	31 Dec	34	34	34	34	248	127	257	130
Richard Bay Minerals	Titanium dioxide	31 Dec	50	50	50	50	428	219	273	138
Minera Alumbrera Limited	Copper and Gold Mining	30 June	25	25	25	25	123	63	115	58
Integris Metals	Metals Distribution	31 Dec	50	-	50	-	297	152	-	-
Other(c)							120	61	109	55
Eliminations (d)							(631)	(323)	-	-
BHP Billiton Group Total							2 917	1 492	2 445	1 236

	Half year ended
	BHP Billiton Group		BHP Billiton Ltd Group
	31 Dec 2001	31 Dec 2001	31 Dec 2001	31 Dec 2000
	A$M	US$M	A$M	A$M
Share of profits/(losses) of associated entities

Profit/(loss) from ordinary activities before income tax	360	185	63	(5)
Income tax on ordinary activities	68	35	19	17
Profit from ordinary activities after tax	292	150	44	(22)

(a) Ownership interest reflects the interest held at the end of the financial period, and at the associated entities most recent balance date. The proportion of voting power held corresponds to ownership interest.

(b) Despite holding a 58% voting interest in Billiton Marketing Holdings BV, the BHP Billiton Limited Group does not have the capacity to control this entity.

(c) Includes various immaterial associated entities.

(d) Includes consolidation adjustments related to Billiton Marketing Holdings BV.

BHP Billiton Group				BHP Billiton Ltd Group
31 Dec 2001	30 June 2001	31 Dec 2001	30 June 2001	31 Dec 2001	30 June 2001	31 Dec 2000
A$M	A$M	US$M	US$M	A$M	A$M	A$M
12 Exploration, evaluation and development expenditure capitalised

Exploration, evaluation and development
expenditures carried forward in areas of interest
- now in production	1 715	1 679	877	849	1 377	1 315	1 393
- in development stage but not yet producing(a)	1 118	777	572	393	1 048	721	498
- in exploration and/or evaluation stage(a)	727	764	371	386	496	458	415
Total exploration, evaluation and development expenditure capitalised	3 560	3 220	1 820	1 628	2 921	2 494	2 306

(a) Details of movement in expenditure capitalised in development stage but not yet producing and in exploration and/or evaluation stage	BHP Billiton Group				BHP Billiton Ltd Group
	Development stage but not yet producing		Exploration and/or evaluation stage		Development stage but not yet producing	Exploration and/or evaluation stage
	31 Dec 2001 A$M	31 Dec 2001 US$M	31 Dec 2001 A$M	31 Dec 2001 US$M	31 Dec 2001 A$M	31 Dec 2000 A$M	31 Dec 2001 A$M	31 Dec 2000 A$M

Balance at the beginning of the half year	777	393	764	386	721	223	458	375
Expenditure incurred during the half year	386	198	405	208	371	243	341	213
Expenditure expensed during the half year	-	-	(337)	(172)	-	-	(203)	(149)
Transferred to development	-	-	(62)	(32)	-	-	(62)	(11)
Transferred from exploration and/or evaluation	62	32	-	-	62	11	-	-
Transferred to production	(119)	(61)	-	-	(119)	-	-	-
Disposals	-	-	-	-	-	-	-	-
Depreciation	(4)	(2)	(20)	(10)	(4)	(1)	(20)	(35)
Exchange fluctuations and other movements	16	12	(23)	(9)	17	22	(18)	22
Balance at the end of the half year	1 118	572	727	371	1 048	498	496	415

BHP Billiton Limited
	31 Dec	31 Dec	30 June	30 June	31 Dec
	2001	2001	2001	2001	2000
	A$M	US$M	A$M	US$M	A$M

13 Contributed equity - BHP Billiton Limited

Paid up
- 3 706 520 347 ordinary shares fully paid (June 01 - 3 704 256 885; Dec 00 - 1 785 946 791)	6 063	3 065	6 013	3 039	5 919
- 340 000 ordinary shares each paid to seventy one Australian cents (June 01 - 385 000; Dec 00 - 415 000 paid to five cents)	-	-	-	-	-
- 3 153 500 ordinary shares each paid to sixty seven Australian cents (June 01 - 3 656 500; Dec 00 - 4 976 500 paid to one cent)	-	-	-	-	-
- 1 Special Voting Share (June 01 - 1; Dec 00 - Nil) (a)	-	-	-	-	-
	6 063	3 065	6 013	3 039	5 919

Movement in issued ordinary shares for the half year	BHP Billiton Limited
	Number of fully paid shares	Number of partly paid shares
		Paid to A$0.71	Paid to A$0.67

Opening number of shares (b)	3 704 256 885	385 000	3 656 500
Shares issued upon exercise of Employee Share Plan Options(c)	5 716 946
Shares issued on exercise of Performance Rights(d)	-
Buyback of shares under repurchase scheme(e) (f)	(4 134 622)
Partly paid shares converted to fully paid*	681 138	(45 000)	(503 000)

Closing number of shares	3 706 520 347	340 000	3 153 500

* Note that the effect of the DLC Merger bonus issue on Executive Share Scheme (ESS) partly paid shares issued prior to 1996 was that the holder was entitled to additional ordinary fully paid shares on 9 July 2001 at a rate of 1.0651 ordinary shares for every partly paid share held. The DLC Merger bonus issue for holdings of ESS partly paid shares issued in 1996 and 1997 was accrued and the ordinary fully paid bonus shares will not be issued until the partly paid shares are converted to fully paid. Accordingly, the number of shares converted from partly paid to fully paid will not necessarily be on a 1:1 basis because the conversion of some partly paid shares also attracts the issue of the bonus shares.

13 Contributed equity - BHP Billiton Limited (continued)

Options and Performance Rights

Month of issue	Number Issued	Number of recipients	Number Exercised	Shares issued on exercise (d)(j)	Number lapsed	Options/ Performance Rights outstanding at balance date	Exercise Price (A$)(h)	Exercise period (i)

Employee Share Plan Options (c)
November 2001	14 077 500	266	-	-	-	14 077 500	$8.99	Oct 2004 - Sep 2011
December 2000	1 668 000	67	-	-	-	1 668 000	$19.43	Jul 2003 - Dec 2010
December 2000	1 121 500	59	54 500	112 550	-	1 067 000	$19.42	Jul 2003 - Dec 2010
November 2000	832 500	44	15 000	30 977	54 000	763 500	$18.52	Jul 2003 - Oct 2010
November 2000	3 760 000	197	94 000	194 122	23 500	3 642 500	$18.51	Jul 2003 - Oct 2010
April 2000	30 000	3	-	-	-	30 000	$17.13	Apr 2003 - Apr 2010
April 2000	454 000	5	-	-	-	454 000	$17.12	Apr 2003 - Apr 2010
December 1999	200 000	1	-	-	-	200 000	$19.21	Apr 2002 - Apr 2009
December 1999	150 000	1	-	-	-	150 000	$16.92	Apr 2002 - Apr 2009
October 1999	60 000	6	25 000	51 628	10 000	25 000	$17.06	Apr 2002 - Apr 2009
October 1999	51 000	3	2 000	4 131	15 000	34 000	$17.05	Apr 2002 - Apr 2009
July 1999	100 000	1	-	-	-	100 000	$17.13	Apr 2002 - Apr 2009
April 1999	21 536 400	45 595	101 500	208 157	9 104 600	12 330 300	$15.73	Apr 2002 - Apr 2009
April 1999	8 184 300	944	319 000	658 778	2 842 150	5 023 150	$15.72	Apr 2002 - Apr 2009
April 1998	177 500	16	34 500	39 826	-	143 000	$14.74	Apr 2001 - Apr 2003
April 1998	140 000	23	77 000	113 748	5 000	58 000	$14.73	Apr 2001 - Apr 2003
November 1997	7 910 900	16 411	5 800 300	6 177 889	1 060 650	1 049 950	$15.56	Nov 2000 - Nov 2002
November 1997	1 579 400	3 501	884 100	1 027 204	266 000	429 300	$15.55	Nov 2000 - Nov 2002
October 1997	3 992 000	379	2 123 800	2 502 783	140 000	1 728 200	$15.33	Oct 2000 - Oct 2002
October 1997	5 440 000	511	2 768 542	3 507 806	53 000	2 618 458	$15.32	Oct 2000 - Oct 2002
July 1997	395 500	36	105 500	151 301	69 500	220 500	$18.97	Jul 2000 - Jul 2002
July 1997	200 000	1	-	-	-	200 000	$18.96	Jul 2000 - Jul 2002
October 1996	848 100	46	645 000	867 076	203 100	-	$15.56	Oct 1999 - Oct 2001
October 1996	1 086 700	66	1 047 200	1 381 120	39 500	-	$15.55	Oct 1999 - Oct 2001
						46 012 358

Performance Rights (d)(f)(g)

November 2001	4 770 800	110	-	-	-	4 770 800	-	Oct 2004 - Sep 2011
October 2001	162 200	2	-	-	-	162 200	-	Oct 2004 - Sep 2011
October 2001	222 892	6	-	-	-	222 892	-	Oct 2003 - Mar 2006
December 2000	187 691	11	-	-	-	187 691	-	July 2003 - Dec 2010
November 2000	2 006 333	104	226 389	-	-	1 779 944	-	July 2003 - Dec 2010
March 1999	1 000 000	1	550 000	376 840	-	450 000	-	Mar 1999 - Mar 2009
						7 573 527

13 Contributed equity - BHP Billiton Limited (continued)

(a)    Each of BHP Billiton Plc and BHP Billiton Limited issued one Special Voting Share to facilitate the joint voting by shareholders of BHP Billiton Plc and BHP Billiton Limited on Joint Electorate Actions.

(b)    The DLC structure between BHP Billiton Limited and BHP Billiton Plc was established on 29 June 2001. Under the terms of the DLC structure, BHP Billiton Limited issued fully paid bonus shares effective 29 June 2001 with the allotment of shares occurring on 9 July 2001.

(c)    The Employee Share Plan provides eligible employees with the opportunity to acquire fully paid ordinary shares or options for ordinary shares in BHP Billiton Limited at such times as the Directors deem appropriate. Shares and options issued under the Employee Share Plan are issued on the following terms:

  The limit on the number of shares and outstanding options or other rights issued under the various employee share plans is 8% of issued ordinary capital.
  Shares may be offered for subscription for market value (which is the weighted average market price over the five days prior to issue) less a discount not exceeding 10%.
  The Board of Directors may specify an issue price for an option. The exercise price of an option is market value less a discount not exceeding 10%.
  Where shares are offered, interest free employee loans are available to fund the purchase of shares for a maximum period of 20 years, repayable by application of dividends or an equivalent amount. Any amounts outstanding are repayable at the end of that 20 year period.
  Exercise price is unaffected by the bonus share issue which took effect on 29 June 2001.
  Each option is granted over one unissued share in BHP Billiton Limited (and, where relevant, 1.0651 bonus shares which attach to that share) pursuant to the Rules of the Plan.
  Options granted in November 2001 do not become exercisable until after 1 October 2004 and then only if performance hurdles are achieved. These performance hurdles relate to the ASX 100 index. The BHP Billiton Limited Group's performance in terms of total shareholders return is measured against this group of companies at the end of the three year performance period to determine if the performance hurdles have been achieved. If the options are exercisable, they lapse ten years after issue.
  Options granted from November to December 2000 do not become exercisable until after 30 June 2003 and then only if performance hurdles are achieved. These performance hurdles relate to the ASX 100 index. The BHP Billiton Limited Group's performance in terms of total shareholders return is measured against this group of companies to determine if the performance hurdles have been achieved. The options lapse if the hurdles have not been achieved within a two year period. If the options are exercisable, they lapse ten years after issue.
  Options granted from April 1999 to April 2000 are 10 year options, not exercisable until after three years, and then only if performance hurdles are achieved. These performance hurdles relate to two comparative groups (ASX 100 index and an international comparative group). The BHP Billiton Limited Group's performance in terms of total shareholder return is measured against both of these groups to determine if performance hurdles have been achieved.
  At cessation of employment an extension of the loan repayment period may be granted if the outstanding loan is in a non profitable position or if the repayment of the loan would cause unnecessary hardship. The extension will be reviewed periodically. If during the extension period the shares become profitable, BHP Billiton Limited will arrange for the sale of those shares.
  Options carry no voting rights.
  Unexercised options will expire at the end of the exercise period.
(d)    Performance Rights have been issued to executive officers under the Performance Share Plan as part of the Long Term Incentive Plan. Performance Rights constitute a right, issued by a trustee of a special purpose trust established by BHP Billiton Limited, to require the trustee to acquire a BHP Billiton Limited share on behalf of the executive, upon fulfilment of prescribed performance hurdles or completion of service conditions. Where a service condition or performance hurdle is fulfilled, related Performance Rights are exercisable. The trustee acquires the shares either by purchase on market or subscription, and the shares are held in trust until the executive requests that they be transferred. In accordance to the above, Performance Rights are currently issued on the following terms:
  a Performance Right entitles the beneficiary to one fully paid share in BHP Billiton Limited plus 1.0651 bonus shares which attach to that share pursuant to the Rules of Plan.
  The exercise price of the Performance Rights is zero.
  Performance Rights are not transferable.
  Performance Rights carry no right to dividends.
  Performance Rights carry no voting rights.
  Performance Rights will lapse if performance hurdles or service conditions are not satisfied or in other specified situations.
  Performance Rights lapse on the tenth anniversary of their date of issue unless previously exercised or lapsed on accordance with their terms of issue.
  The performance hurdles attached to the Performance Rights issued from October to November 2001 relate to a global comparator group of companies. The BHP Billiton Limited Group's performance in terms of the total shareholder return is measured against this group of companies to determine if the performance hurdles have been achieved. This measurement is first taken after 30 September 2004 and the Performance Rights lapse if the hurdles have not been achieved within the two years following that date.

13 Contributed equity - BHP Billiton Limited (continued)

  The performance hurdles attached to the Performance Rights issued from November to December 2000 relate to a global comparator group of companies. The BHP Billiton Limited Group's performance in terms of the total shareholder return is measured against this group of companies to determine if the performance hurdles have been achieved. This measurement is first taken after 30 June 2003 and the Performance Rights lapse if the hurdles have not been achieved within the two years following that date.
(e)    During the half year ended 31 December 2001, BHP Billiton Limited commenced the on-market re-purchase of shares in accordance its share buyback programme resulting in the re-purchase of 4,134,622 shares at a weighted average price of A$8.83 per share. BHP Billiton Limited's buy-back program allows for the purchase of up to 186 million BHP Billiton Limited shares (adjusted for the bonus issue), less the number of BHP Billiton Plc shares purchased on-market by Nelson Investment Limited.

(f)    The Performance Share Plan is also the vehicle through which BHP Billiton operates the Medium Term Incentive Plan. Awards under the Medium Term Incentive Plan allow eligible executives to invest a proportion of their net of tax bonus award in performance rights issued under the Performance Share Plan, known as a committed award. If an executive invests in a committed award, a matching award of additional performance rights are made at the same time, which will vest at the end of the relevant performance period depending on BHP Billiton Limited's performance against performance hurdles. Terms of the awards are as follows:

  The vesting of matching awards is determined by reference to two performance periods. The amount of performance rights that vest (become exercisable) under the matching award at the end of the relevant performance period is determined by the Company's performance measured in terms of total shareholders return, relative to (1) the total shareholder return of a selected group of international companies and (2) the increase in the CPI plus a specified percentage.
  The first performance period is 2 years in length, and the second is 4 years in length. If both performance hurdles are achieved at the end of the first performance period the corresponding number of performance rights awarded under the matching award will vest. If either performance hurdle is not achieved, the matching award will not vest.
  The participant then has the option to remain within the Medium Term Incentive Plan and enter the second performance period, or leave the Medium Term Incentive Plan. If the participant opts to leave at this stage 100% of the performance rights awarded under the committed award are immediately exercisable, together with any performance rights awarded under the matching award that may have vested.
  If the participant chooses to remain in the Medium Term Incentive Plan, the second performance period will be relevant and there will be an opportunity for more of the performance rights awarded under the matching award to vest.
  In relation to both performance periods, where a participant has lodged an exercise form, the Trustee will acquire one share in BHP Billiton Limited for every performance right exercised and no exercise price will be payable.
  Under the Medium Term Incentive Plan, a participant will not be entitled to any shareholder benefits such as dividends or voting rights until the point when performance rights are exercised.
(g)    Shares issued on exercise of Performance Rights include shares purchased on market.

(h)    The bonus issue which took effect 29 June 2001 did not affect the exercise price of Employee Share Plan options or Performance Rights. However, the number of shares attributable to each option and Performance Rights on issue at the record date has been increased to reflect the bonus issue.

(i)    The expiry date corresponds to the end of the exercise period.

(j)    The number of shares received on exercise of Performance Rights issued in March 1999 are as follows:

  From the period 26 February 1999 to 27 October 2000 each Performance Right constituted a right to acquire 1 ordinary BHP Billiton Limited share upon completion of service conditions or fulfilment of performance conditions.
  From the period 28 October 2000 to 4 July 2001 each Performance Right constituted a right to acquire, after adjustment to take account of the spin off of OneSteel Limited in October 2000, 1.0368 ordinary BHP Billiton Limited shares upon completion of service conditions or fulfilment of performance conditions.
  From the period 5 July 2001 onwards each Performance Right constitutes a right to acquire, after a further adjustment to take account of the bonus issue on 5 July 2001, 2.1411 ordinary BHP Billiton Limited shares upon completion of service conditions or fulfilment of performance conditions.

BHP Billiton Plc
	31 Dec 2001	31 Dec 2001	30 June 2001	30 June 2001
	A$M	US$M	A$M	US$M
14 Called up share capital - BHP Billiton Plc

Allotted, called up and fully paid share capital
2 319 147 885 (June 01 - 2 319 147 885) ordinary shares	3 467	1 752	3 467	1 752
50 000 (June 01 - 50 000) 5.5 per cent preference shares (a)	-	-	-	-
1 Special Voting Share (June 01 -1) (b)	-	-	-	-
	3 467	1 752	3 467	1 752

Performance Rights

Month of issue	Number Issued	Number of recipients	Number Exercised	Shares issued on exercise	Number lapsed	Options/ Performance Rights outstanding at balance date	Exercise Price	Exercise period

Restricted Share Plan(c)

November 2001	274 914	1	-	-	-	274 914	-	Nov 2004
October 2001	4 090 100	193	-	-	-	4 090 100	-	Oct 2004
October 2001	863 000	41	-	-	-	863 000	-	Oct 2004 - Mar 2005
						5 228 014

Co-investment Plan(d)

November 2001	71 431	1	-	-	-	71 431	-	Nov 2003 - Mar 2004
October 2001	653 104	127	-	-	-	653 104	-	Oct 2003 - Mar 2004
						724 535

(a) The preference shares have the right to repayment of the amount paid up on the nominal value and any unpaid dividends in priority to the holders of any other class of shares in BHP Billiton Plc on a return of capital or winding up. The holders of preference shares have limited voting rights if payment of the preference dividends are six months or more in arrears or a resolution is passed changing the rights of the preference shareholders. At 31 December 2001 these shares were held by BHP Billiton Limited.

(b) Each of BHP Billiton Plc and BHP Billiton Limited issued one Special Voting Share to facilitate the joint voting by the shareholders of BHP Billiton Plc and BHP Billiton Limited on Joint Electorate Actions. In addition, an Equalisation Share was authorised (but not allotted) to enable a distribution to be made by BHP Billiton Plc to the BHP Billiton Limited Group should this be required under the terms of the DLC merger. The Directors have the ability to issue the Equalisation Share if required under those terms. The constitution of BHP Billiton Limited allows the Directors of that company to issue a similar equalisation share.

(c) Awards under the Restricted Share Plan are made at the discretion of the Trustees of the Billiton Employee Share Ownership Trust. In respect of the Executive Directors, awards are made on the recommendation of the Remuneration Committee and, in the case of other employees, the Remuneration Committee recommend the level of award following proposals from the Executive Committee. An award takes the form of conditional awards or share options in BHP Billiton Plc and is made subject to performance conditions that are set by the Remuneration Committee. The Remuneration Committee also recommends the value of the ordinary shares to be comprised in an award and this value does not exceed 100 per cent of a participant's annual base salary. The value of the award is not pensionable.

14 Called up share capital - BHP Billiton Plc (continued)

Subject to the performance conditions being met and the extent to which they are met, the award/option will vest and the participant will become absolutely entitled to the appropriate number of Ordinary Shares (if any), or if relevant, exercise his/her option over the relevant number of Ordinary Shares subject to his/her paying over to the Trust or to BHP Billiton Plc any tax liability arising on the vesting of the award/option. The performance condition to be met over the performance period will be determined by the Company's performance measured in terms of total shareholder return relative to (1) the total shareholder return of a selected group of international companies, and (2) with reference to an inflationary underpin based on the UK Retail Price Index. Both performance conditions must be met in order for awards to vest.

Under the Restricted Share Plan a participant will not be entitled to any shareholder benefits such as dividends and voting rights until an award vests.

(d) All full time employees (including Executive Directors) of the BHP Billiton Plc Group are eligible to participate in the Co-Investment Plan.

Participants in the Plan are asked to indicate the proportion of their discretionary annual bonus for the current financial year they wish to invest in the Plan subject to the minimum and maximum investment limits set by the Remuneration Committee. Within those limits, part of the bonus that would otherwise have been paid in cash is used to acquire ordinary shares in BHP Billiton Plc; these are known as committed shares.

Each invitee who acquires committed shares is also granted a matching award over shares in BHP Billiton Plc. Matching awards are normally granted during the 42 day period commencing on the day on which BHP Billiton Plc releases its results for any financial period. The matching award entitles the participant to acquire a number of shares in BHP Billiton Plc for nil consideration, subject to the satisfaction of performance conditions and the continuing employment of the participant. Awards are generally made on the following terms:
  The vesting of matching awards is determined by reference to two performance periods. The first performance period is 2 years in length and the second performance period is 4 years in length;
  The proportion of shares subject to the award that vest at the end of the relevant performance period will be determined by the Company's performance measured in terms of total shareholder return relative to (1) the total shareholder return of a selected group of international companies, and (2) with reference to an inflationary underpin based on the UK Retail Price Index. Both performance hurdles must be met in order for awards to vest.
  If both performance hurdles are achieved at the end of the first performance period, the corresponding number of matching awards will vest. At this time the participant has the option to remain within the Plan and enter the second performance period, or leave the Plan. If the participant opts to leave the Plan at this stage, committed shares are released together with any shares under the matching award that may have vested. All remaining shares under the matching award will then lapse.
  If a participant chooses to remain in the Plan, the second performance period will be relevant and there will be an opportunity for more shares to be awarded under the matching award subject to performance conditions being met at the end of the four year period.
  If prior to vesting of a Matching Award, a Participant ceases to be employed for any reason other than compassionate circumstances, or is made redundant, or retired reaching normal retirement age, or where a participants employer ceases to be a member of the BHP Billiton Plc Group, or where the business in which a Participant is employed is transferred out of the Group or any other circumstance in which the Remuneration Committee determined to be a compassionate circumstance, the Participant's committed shares will be forfeited and the related Matching Award will also lapse and cease to be exercisable.
  Employees who are within two years of the date on which they are required to retire can only participate in exceptional circumstances, at the discretion of the Remuneration Committee. Under the Plan a participant is not entitled to any shareholder benefits such as dividends or voting rights until the committed shares are released.

Half Year Ended
BHP Billiton Group		BHP Billiton Ltd Group
31 Dec 2001	31 Dec 2001	31 Dec 2001	31 Dec 2000
A$M	US$M	A$M	A$M

15 Retained profits

Retained profits at the beginning of the half year	12 911	6 525	3 930	2 841
Add/(deduct)
Net profit/(loss)	2 293	1 177	1 435	1 427
Aggregate of amounts transferred from/(to) reserves	164	78	164	(8)
Dividends (a)	(758)	(392)	(466)	(446)
Share buyback (b)	(37)	(19)	(37)	-
Retained profits at the end of the half year	14 573	7 369	5 026	3 814

(a) Refer note 9.

(b) Refer note 13.

Half Year Ended
BHP Billiton Group		BHP Billiton Ltd Group
31 Dec 2001	31 Dec 2001	31 Dec 2001	31 Dec 2000
A$M	US$M	A$M	A$M

16 Total equity

Total equity at the beginning of the half year	24 214	12 232	11 248	11 005
Total changes in equity recognised in the Statement of Financial Performance	2 051	1 203	1 369	1 675
Transactions with owners
Contributed equity	50	26	50	69
Dividends(a)	(758)	(392)	(466)	(446)
Share buyback(b)	(37)	(19)	(37)	-
OneSteel spin-out
Capital reduction (c)	-	-	-	(1 243)
Total changes in outside equity interests	(112)	(57)	(126)	19
Total equity at the end of the half year	25 408	12 993	12 038	11 079

(a) Refer note 9.

(b) Refer note 13.

(c) The long products steel business was spun-out with effect from 31 October 2000 via OneSteel Limited. As a result of this transaction, contributed equity was reduced by $1 243 million, including spin-out costs of $56 million. This reflected a capital reduction of $0.66 per share. The spin-out resulted in BHP Billiton Limited shareholders being issued one OneSteel Limited share for every four shares held in BHP Billiton Limited.

On 19 March 2001, BHP Billiton Limited announced its intention to spin-out the remaining steel businesses. The spinout is expected to be completed around the middle of the calendar year.

17 Notes to the statement of cash flows

Reconciliation of cash

For the purposes of the statement of cash flows, cash includes cash on hand and at bank and short term deposits at call, net of outstanding bank overdrafts.

Cash and cash equivalents comprise:

	BHP Billiton Group		BHP Billiton Ltd Group
	31 Dec 2001	31 Dec 2001	31 Dec 2001	31 Dec 2000
	A$M	US$M	A$M	A$M

Cash	948	485	447	397
Short term deposits	345	176	345	352
Total cash assets	1 293	661	792	749
Bank overdrafts (a)	(54)	(28)	(54)	(68)
Total cash and cash equivalents	1 239	633	738	681

(a) Included in the Statement of Financial Position classification of Interest bearing liabilities (current liabilities).

17 Notes to the statement of cash flows (continued)

Non-cash financing and investing activities

	Half Year Ended
	BHP Billiton Group		BHP Billiton Limited Group
	31 Dec 2001	31 Dec 2001	31 Dec 2001	31 Dec 2000
	A$M	US$M	A$M	A$M

Disposal of North American Metals Distribution assets to Integris Joint Venture	663	341	-	-
Employee Share Plan loan instalments	6	12	6	20

The Employee Share Plan loan instalments represent the repayment of loans outstanding with the BHP Billiton Limited Group by the application of dividends.

During the half year ended 31 December 2000, the BHP Billiton Limited Group negotiated the purchase with deferred consideration of property, plant and equipment with a value of $83 million (US$46 million). There were no transactions of this nature in the current period.

Disposal of controlled entities

During the half year ended 31 December 2001, BHP Billiton sold its investment in PT Arutmin Indonesia for proceeds of $271 million (US$140 million). The net assets of the entity sold at the time of disposal were $147 million (US$76 million). BHP Billiton has recognised a profit on sale of PT Arutmin Indonesia of A$124 million (US$64 million) during the half year. The inflow of cash as a result of the sale (net of cash disposed) was A$274 million (US$141 million).

18 Contingent liabilities and contingent assets

There have been no changes in contingent liabilities or contingent assets that existed at 30 June 2001 except for the following:

Income tax audit - Non-deductibility of financing costs

As a consequence of an income tax audit conducted by the Australian Taxation Office (ATO), an amount of A$229 million has been subject to litigation.

The dispute concerned the deductibility of amounts paid to General Electric Company in connection with the BHP Billiton Ltd Group's acquisition of the Utah Group in the early 1980's. On 23 November 1999, the Federal Court ruled in favour of the BHP Billiton Group. On 18 October 2000, the Full Bench of the Federal Court ruled in favour of the ATO. The BHP Billiton Group sought leave to appeal to the High Court of Australia (High Court) and the hearing occurred on 10 August 2001. The High Court refused the BHP Billiton Group leave to appeal on the general question of deductibility but did allow leave to appeal on the question of whether the ATO had the power to amend the 1985 assessment.

An amount of A$79 million was paid in 1992 and up to 2001 was accounted for as a non-current asset. At 30 June 2001, the accounts included a tax expense of A$63 million relating to refusal of the High Court to grant leave to appeal on the deductibility of financing costs. A non-current asset of A$16 million was carried forward.

In July 2001, the outstanding balance of A$150 million was paid and also recorded as a non-current asset. This together with the A$16 million carried forward from the 2001 year represented the tax and interest in dispute in relation to the 1985 assessment.

On 14 February 2002 the Australian High Court allowed by consent BHP Billiton Limited's appeal against the majority decision of the Full Federal Court on 18 October 2000.

As a result of the High Court order, an amount of A$166 million (US$85 million) will be refunded to BHP Billiton Limited, together with associated interest and penalties in respect of the overall matter. The amount has been reclassified as a current asset at 31 December 2001.

19 Reconciliation to US generally accepted accounting principles (GAAP)

The reconciliations presented in this note represent the net income for the half years ended 31 December 2001 and 2000 and shareholders' funds as at 31 December 2001 and 30 June 2001 respectively had US GAAP been followed by the BHP Billiton Group and the BHP Billiton Limited Group rather than Australian GAAP.

On 29 June 2001, BHP Billiton Limited (formerly BHP Limited) consummated the Dual Listed Companies (DLC) merger with BHP Billiton Plc (formerly Billiton Plc). A brief summary of the DLC merger and the basis of reporting are provided on page 1 of this interim financial report.

Under Australian GAAP, the DLC merger has been accounted for as a combination of the assets, liabilities and equity of the BHP Billiton Limited Group and the BHP Billiton Plc Group at their respective book values at 29 June 2001. Australian regulatory requirements do not allow the combination of the results of the BHP Billiton Limited Group with those of the BHP Billiton Plc Group for periods prior to 29 June 2001.

Under US GAAP, the DLC merger is accounted for as a purchase business combination with the BHP Billiton Limited Group acquiring the BHP Billiton Plc Group. Under US GAAP, the net income for the half year ended 31 December 2001 and the reconciliation of shareholders' equity at 31 December 2001 and 30 June 2001 include the purchase adjustments required under US GAAP to recognise the BHP Billiton Plc Group's assets and liabilities at their fair values, with the excess recorded as goodwill.

The following categories of adjustments are made in order to reflect the results of the BHP Billiton Group and BHP Billiton Limited Group under US GAAP:

(A) The reversal of adjustments arising from intergroup transactions between the BHP Billiton Limited Group and the BHP Billiton Plc Group.

(B) The reconciliation of the BHP Billiton Limited Group's net income and shareholders' funds from Australian GAAP to US GAAP

Items (A) and (B) are discussed in more detail below.

(A) Reversal of adjustments arising from intergroup transactions

During December 1998, the BHP Billiton Plc Group acquired certain assets from the BHP Billiton Limited Group. The BHP Billiton Plc Group recognised fair value adjustments as a result of this acquisition which are being amortised over their useful lives. For US GAAP this fair value adjustment is reinstated.

(B) Reconciliation to US GAAP

The consolidated financial statements of the BHP Billiton Limited Group are prepared in accordance with Australian GAAP. Material differences between generally accepted accounting principles as followed by the BHP Billiton Limited Group in Australia and US GAAP are summarised below.

Acquisition of the BHP Billiton Plc Group

On 29 June 2001, BHP Billiton Limited and BHP Billiton Plc established a DLC merger. Under US GAAP, the DLC merger is accounted for as a purchase business combination of the BHP Billiton Plc Group by the BHP Billiton Limited Group.

The total assumed purchase consideration of $22,812 million (US$11,529 million) was calculated by multiplying the number of shares held by BHP Billiton Plc shareholders of 2,319,147,885 on 29 June 2001 by the $9.8059 (US$4.9559) adjusted average share price of BHP Billiton Limited's ordinary shares. The average share price was calculated over a period of three days prior to, and subsequent to, the announcement of the DLC merger on 19 March 2001. The average share price is adjusted for the 1:1 equalisation ratio which is achieved by BHP Billiton Limited's bonus share issue of 1,910,918,073 million shares. The cost of acquisition was therefore $22,812 million (US$11,529 million), including direct external acquisition costs of $71 million (US$36 million). The direct external acquisition costs have been expensed as incurred for Australian GAAP purposes.

Under US GAAP purchase accounting, the cost of the acquisition is allocated to the fair values of identifiable assets acquired and liabilities assumed. As a result of the fair value exercise, increases in the values of the BHP Billiton Plc Group's inventory, investments, long term contracts and long term debt were recognised and fair market values attributed to their other tangible assets mainly property, plant and equipment and undeveloped properties, together with appropriate deferred taxation effects. The difference between the cost of acquisition and the fair value of the assets and liabilities of the BHP Billiton Plc Group has been recorded as goodwill. Fair value adjustments to the recorded amount of inventory and long term contracts will be expensed in the period the inventory is utilised and the long term contracts are delivered into, and additional amortisation and depreciation will be recorded in respect of the fair value adjustments of intangible and tangible assets and the resulting goodwill over the periods of their respective useful economic lives.

The adjustments to the assets and liabilities of the BHP Billiton Plc Group to reflect the fair values and allocation of the excess purchase consideration over the fair value of net assets acquired, based on management's best estimates of fair value, are summarised in the shareholders' funds reconciliation and are discussed below:

    The increase in fair value of inventory was determined based on the difference between the carrying value and the market value of these assets.

    19 Reconciliation to US GAAP (continued)

    The increase in investments relates to increases to the BHP Billiton Plc Group's equity investments. These equity investments have been measured at fair value and any excess of the fair value over the underlying tangible assets and liabilities has been attributed to mineral reserves within the underlying investments. These uplifts to mineral properties are being amortised over their estimated useful lives, on an investment by investment basis.

    The increase in property, plant and equipment relates to increases in the carrying value of the BHP Billiton Plc Group's property, plant and equipment to their estimated fair value. The increase in carrying value of the property, plant and equipment is to be amortised over the estimated useful life of the property, plant and equipment.

    The amount of total consideration allocated to the BHP Billiton Plc Group's undeveloped properties has been estimated by the BHP Billiton Group management using current estimates of the status and prospects of the BHP Billiton Plc Group's undeveloped property portfolio as contained in the BHP Billiton Plc Group's strategic plans. The undeveloped properties include only those identified properties that have advanced to a stage of development feasibility where management believes reasonable estimates of projected cash flows can be prepared. The value allocated to the undeveloped properties was determined utilising a risk adjusted income approach that included earnings discounted by the appropriate cost of capital for the investment. Estimates of future cash flows related to individual undeveloped properties were based on existing estimates of revenues and contribution margin for the project. The increase in undeveloped properties is being amortised over their estimated exploitable useful lives on a project by project basis.

    The increase in value of the long term contracts was determined by attributing a fair value to certain long term contracts, which were not accorded a value in the BHP Billiton Plc Group's financial statements.

    Goodwill represents the remainder of the unallocated purchase consideration. Goodwill is to be amortised over its expected useful economic life.

    Deferred taxes have been computed on the excess of fair value over book value, other than for goodwill, using the applicable weighted average statutory tax rates.

    The decrease in long term debt was as a result of attributing a fair value to fixed interest rate long term loans which were not recorded at fair value in the BHP Billiton Plc Group's financial statements.

    Other differences between UK GAAP and US GAAP included adjustments for pensions, post retirement benefits and start up costs.

In relation to the US GAAP reconciliation for the BHP Billiton Limited Group for the half year ended 31 December 2001, the adjustment associated with the acquisition of BHP Billiton Plc includes the net income of the BHP Billiton Plc Group for the period.

The purchase accounting presented in the reconciliation of net income and shareholders' funds below is preliminary pending completion of comprehensive fair value determinations. Any impact arising from the final purchase price allocation cannot presently be quantified.

Fair value accounting for derivatives

When undertaking risk mitigation transactions hedge accounting principles are applied, whereby derivatives are matched to the specifically identified commercial risks being hedged. These matching principles are applied to both matured and unmatured transactions. Derivatives undertaken as hedges of anticipated transactions are recognised when such transactions are recognised. Upon recognition of the underlying transaction, derivatives are valued at the appropriate market spot rate.

When an underlying transaction can no longer be identified, gains or losses arising from a derivative that has been designated as a hedge of a transaction will be included in the profit and loss account whether or not such derivative is terminated. When a hedge is terminated, the deferred gain or loss that arose prior to termination is:

    Deferred and included in the measurement of the anticipated transaction when it occurs; or

    Included in the profit and loss account where the anticipated transaction is no longer expected to occur

The premiums paid on interest rate options and foreign currency put and call options are included in other assets and are deferred and included in the settlement of the underlying transaction. When undertaking strategic or opportunistic financial transactions, all gains and losses are included in the profit and loss account at the end of each reporting period. The premiums paid on strategic financial transactions are included in the profit and loss account at the inception of the contract.

19 Reconciliation to US GAAP (continued)

For the purpose of deriving US GAAP information, Statement of Financial Accounting Standards No. 133: Accounting for Derivative Instruments and Hedging Activities (FAS 133) requires that each derivative instrument be recorded in the Statement of Financial Position as either an asset or liability measured at its fair value. On initial application of this Standard an accumulated loss of $312 million was recognised in respect of the fair value of derivative instruments held on 1 July 2000, which qualified as cash flow hedge transactions. This amount was reported as a component of other comprehensive income. An accumulated gain of $11 million was recognised in respect of the fair value of derivative instruments which qualified as fair value hedge transactions and their associated hedged liabilities held at 1 July 2000. This amount was taken directly to profit and loss.

In the year ended 30 June 2001, subsequent gains and losses on cash flow hedges were taken to other comprehensive income and reclassified to profit and loss in the same period the hedged transaction was recognised. Gains and losses on fair value hedges continued to be taken to profit and loss in subsequent periods, as were offsetting gains and losses on hedged liabilities. In both cases, these gains and losses are not recognised under Australian GAAP until the hedged transaction is recognised.

In the half year ended 31 December 2001, for US GAAP purposes, BHP Billiton Limited de-designated existing derivative instruments as hedges of underlying transactions. As a consequence, the amount previously included in other comprehensive income in relation to those derivative instruments previously designated as cash flow hedges will remain until the transactions originally being hedged are recognised, at which time the amounts will be taken to the profit and loss account. Movements in the fair value of derivative instruments since 30 June 2001 are taken to the profit and loss account.

Asset write-downs

At 31 May 1998, the BHP Billiton Limited Group changed its impairment test policy for determining the recoverable amount of non-current assets from an undiscounted to a discounted basis. The discount rate is a risk adjusted market rate which is applied both to determine impairment and to calculate the write-down.

Under US GAAP, where an asset is reviewed for impairment, an impairment test is required utilising undiscounted cash flows. If the asset's carrying value exceeds the sum of undiscounted future cash flows, the asset is considered impaired and it is written down to its fair value.

These differences created adjustments to the profit and loss account in prior years representing the lower charge to profit and resultant higher asset values for the write-downs calculated under US GAAP. In subsequent financial periods, the difference in asset carrying values is reduced through the inclusion of additional depreciation charges in the profit and loss account. Refer 'Depreciation' below.

Depreciation

Revaluations of property, plant and equipment and investments have resulted in upward adjustments to the historical cost values reflected in a revaluation reserve which is part of total equity. In the case of property, plant and equipment, the depreciation charged against income increases as a direct result of such a revaluation. Since US GAAP does not permit property, plant and equipment to be valued at above historical cost, the BHP Billiton Limited Group depreciation charge has been restated to reflect historical cost depreciation.

Following smaller asset write-downs, the higher asset values under US GAAP are being depreciated in accordance with asset utilisation. Refer 'Asset write-downs' above.

Employee benefits

These accounts include provisions for redundancies associated with organisational restructuring that can be recognised where positions have been identified as being surplus to requirements, provided the circumstances are such that a constructive liability exists. Under US GAAP a provision for redundancies involving voluntary severance offers is restricted to employees who have accepted these offers. The adjustment is reversed over subsequent periods as the offers are accepted.

Pension costs

The BHP Billiton Group recognises periodic pension cost based on actuarial advice in a manner similar to US GAAP. However, differences in the actuarial method used and the timing of recognition of expense components results in different periodic costs and pension assets or liabilities.

Realised net exchange gains on sale of assets/closure of operations

Net exchange gains or losses reported in shareholders' funds which relate to assets that have been sold, closed or written down are transferred to retained earnings. US GAAP requires these net exchange gains or losses be recognised in the profit and loss reflecting that they have, in substance, been realised.

Exploration, evaluation and development expenditures

The BHP Billiton Group follows the ' area of interest' method in accounting for petroleum exploration, evaluation and development expenditures. This method differs from the 'successful efforts' method followed by some US companies, and adopted in this reconciliation to US GAAP, in that it permits certain exploration costs in defined areas of interest to be capitalised. Such expenditure capitalised by the BHP Billiton Group is amortised in subsequent years.

19 Reconciliation to US GAAP (continued)

Employee Share Plan loans

Under the Employee Share Plan, loans have been made to employees for the purchase of shares in BHP Billiton Limited. Under US GAAP the amount outstanding as an obligation to the BHP Billiton Limited Group, which has financed equity, is required to be eliminated from shareholders' funds.

Employee compensation costs

In these accounts, the expected cost of awards under the BHP Billiton Limited Employee Share Plan and the Executive Share Plan is charged to the profit and loss over the vesting period. Under US GAAP, compensation expense arising from variable share, option and Performance Rights plans are recognised based on movements in their intrinsic value. Changes to the exercise terms for certain shares and options arising from the OneSteel spin-out in October 2000 caused the related plan to become variable.

Costs of start-up activities

The BHP Billiton Group capitalises as part of property, plant and equipment, costs associated with start-up activities at new plants or operations which are incurred prior to commissioning date. These capitalised costs are depreciated in subsequent years. Under US GAAP costs of start-up activities should be expensed as incurred. In subsequent financial periods, amounts amortised (which have been expensed for US GAAP purposes) will be added back when determining net income according to US GAAP.

Profit on asset sales

Under US GAAP, profits arising from the sale of assets cannot be recognised in the period in which the sale occurs where the vendor has a significant continuing association with the purchaser. In such circumstances, any profit arising from a sale is recognised over the life of the continuing arrangements.

The following is a summary of the estimated adjustments to profit for the half years ended 31 December 2001 and 31 December 2000 and BHP Billiton shareholders' equity as at 31 December 2001 and 30 June 2001, which would be required if US GAAP had been applied instead of Australian GAAP.
Net profit for the half year	Half Year Ended
	BHP Billiton Group		BHP Billiton Ltd Group
	31 Dec 2001	31 Dec 2001	31 Dec 2001	31 Dec 2000
	A$M	US$M	A$M	A$M
Net profit attributable to members of BHP Billiton as reported in the Statement of Financial Performance	2 293	1 177	1 435	1 427

Deduct/add
- Reversal of intercompany adjustments (A)	(8)	(4)	-	-
	2 285	1 173	1 435	1 427

Estimated adjustment required to accord with US GAAP: (B)

add/(deduct)
- Adjustment associated with acquisition of BHP Billiton Plc Group	(385)	(197)	460	-
- Depreciation - writedowns	(16)	(8)	(16)	(20)
- revaluations	4	2	4	5
- Exploration, evaluation and development expenditure	(8)	(4)	(8)	(3)
- Pension plans	16	8	16	(15)
- Consolidation of Tubemakers of Australia Ltd	-	-	-	(2)
- Employee entitlements	(43)	(22)	(43)	(7)
- Realised net exchange gains and losses	6	3	6	(11)
- Profit on asset sales	2	1	2	1
- Start up costs	(2)	(1)	(2)	2
- Fair valuation of derivative instruments	53	27	53	(43)
Total adjustment	(373)	(191)	472	(93)

Estimated profit according to US GAAP	1 912	982	1 907	1 334

Earnings per share - US GAAP (Cents per share)	31.7	16.3	31.7	36.2
Earnings per American Depository Share (ADS) - US GAAP (Cents per share)	63.4	32.6	63.4	72.4

19 Reconciliation to US GAAP (continued)
Equity attributable to members as at	BHP Billiton Group				BHP Billiton Ltd Group
	31 Dec 2001	30 June 2001	31 Dec 2001	30 June 2001	31 Dec 2001	30 June 2001
	A$M	A$M	US$M	US$M	A$M	A$M
Shareholders' equity attributable to members of the BHP Billiton Entity	24 758	23 452	12 665	11 847	11 920	11 004
(deduct)/add
Reversal of intercompany adjustments	219	229	112	116	-	-
	24 977	23 681	12 777	11 963	11 920	11 004

Estimated adjustment required to accord with US GAAP:
(deduct)/add
- Book value of BHP Billiton Plc Group	-	-	-	-	12 107	11 674
- Fair value adjustment on acquisition of BHP Billiton Plc Group
- Inventory and fixed assets	-	311	-	157	-	311
- Investments	1 979	2 046	1 012	1 034	1 979	2 046
- Property, Plant and equipment	3 923	4 072	2 006	2 058	3 923	4 072
- Undeveloped properties	1 576	1 630	806	824	1 576	1 630
- Long term contracts	78	79	40	40	78	79
- Goodwill	3 841	3 944	1 964	1 993	4 791	4 947
- Deferred taxation	(1 744)	(1 907)	(892)	(964)	(1 744)	(1 907)
- Long term debt	53	57	27	29	53	57
- Other	(74)	(97)	(38)	(49)	(74)	(97)
- Property, plant and equipment - revaluations	(129)	(135)	(66)	(68)	(129)	(135)
- Exploration, evaluation and development expenditures	(70)	(64)	(36)	(32)	(70)	(64)
- Employee Share Plan loans	(297)	(98)	(152)	(50)	(297)	(98)
- Pension plans	(147)	(164)	(75)	(83)	(147)	(164)
- Asset write-downs	323	341	165	173	323	341
- Employee entitlements	31	74	16	38	31	74
- Start-up costs	(14)	(11)	(7)	(6)	(14)	(11)
- Profit on asset sales	(25)	(28)	(13)	(14)	(25)	(28)
- Fair valuation of derivative instruments	(561)	(872)	(287)	(441)	(561)	(872)

Total adjustment	8 743	9 178	4 470	4 639	21 800	21 855

Estimated shareholders' equity attributable to members of the BHP Billiton Entity according to US GAAP	33 720	32 859	17 247	16 602	33 720	32 859

20 Significant events after end of half year

Matters or circumstances that have arisen since the end of the half year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Company in subsequent accounting periods are detailed on page 5.

Directors' DECLARATION

I, Don R Argus, being a Director of BHP Billiton Limited and BHP Billiton Plc, state on behalf of the Directors and in accordance with a resolution of the Directors that, in the opinion of the Directors -

(a) the accompanying financial statements set out on pages 8 to 32 are drawn up so as to give a true and fair view of the financial position as at 31 December 2001, and the performance for the half year ended 31 December 2001 of the consolidated entity and combined entities;

(b) the half year consolidated financial statements have been made out in accordance with Australian Accounting Standard AASB1029: "Interim Financial Reporting" and other mandatory professional reporting requirements;

(c) at the date of this statement there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

D R Argus

Director

Dated in Melbourne this 6th day of March 2002

Independent Review Report

To the members of BHP Billiton Limited

Scope

We have reviewed the financial report of BHP Billiton Limited for the half year ended 31 December 2001 as set out on pages 8 to 33. The financial report includes the consolidated financial statements of the consolidated entity comprising BHP Billiton Limited and the entities it controlled at the end of the half year or from time to time during the half year. The financial report also includes financial information for the BHP Billiton Limited and BHP Billiton Plc Groups on a combined basis.

We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB1029 "Interim Financial Reporting", other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the consolidated entity's and combined entities' financial position, and performance as represented by the results of their operations and their cash flows, and in order for BHP Billiton Limited to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. The review is limited primarily to inquiries of BHP Billiton Limited's and BHP Billiton Plc's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half year financial report of BHP Billiton Limited is not in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the consolidated entity's and combined entities' financial position as at 31 December 2001 and of their performance for the half year ended on that date; and

(ii) complying with Accounting Standard AASB1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements.

Arthur Andersen
Chartered Accountants

G A HOUNSELL

Partner

Dated in Melbourne this 6th day of March 2002